June 25, 2024

CORRESPONDENCE FILING VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Andrew Blume
Kevin Woody

Re: Universal Electronics Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K Furnished February 15, 2024
File No. 0-21044

Ladies and Gentlemen:

Universal Electronics, Inc., a Delaware corporation (the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 21, 2024, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed March 14, 2024 (“Form 10-K”), and Current Report Form 8-K furnished February 15, 2024 (“Form 8-K”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated the Staff’s comment before the corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page 49

1.We note your response to comment 3. We further note that within your earnings call transcripts for the fourth quarter 2023 and first quarter 2024 that management makes several references to product channel categories both in prepared remarks and in response to related questions from analysts. When also considering that your chief operating decision maker ("CODM") reviews revenues by various channels, tell us in further detail how you determined your "various products constitute a group of similar products under ASC 280-10-50-40." If the product channels are all considered similar, specifically address why management references individual channels within its filings and earnings calls and why analysts inquire about them. Clarify if your CODM reviews quantified revenues for just Home Entertainment and Connected Home or if the information is also quantified for each sub-category, such as Consumer Electronics and HVAC.

Response:

With respect to the disclosure requirements of ASC 280-10-50-40, because the nature of our products, the nature of the production processes, the type of class of customer for our products and the methods used to distribute our products are similar, there are myriad examples of our products that can be categorized in more than one sales channel.
For instance, we sell products that control home entertainment devices while simultaneously controlling devices in the connected home. More specifically, we sell a product to LG embedded in its television that controls, via internet protocol, all devices connected to the home network. This product could be classified in both the Home Entertainment

United States Securities and Exchange
Commission Division of Corporation Finance
Office of Manufacturing

(subscription broadcasting, CE and retail) and Connected Home (HVAC, Home Automation, Security and Hospitality) channels.

Furthermore, we have certain customers that purchase products from more than one category. For example, we sell remote controls for cable boxes as well as sensors for home security to the same customers.

Our chief operating decision maker (“CODM”) does receive reports with subcategory data and the way we have determined categorization is subjective and involves significant management judgment. Furthermore, the reports are mainly used for sales director performance reviews. That said, we would need to provide an extensive amount of information about judgments made when categorizing dual-category products, should we provide such information in our audited financial statements.

By way of background, we began to discuss the Connected Home channel on our earnings calls and at investor conferences primarily as a byproduct of the sales decline in the cable industry. As cord-cutting accelerated over the past four years resulting in a precipitous decline in our sales to subscription broadcasting customers, revenue from certain customers such as Daikin, a Japanese HVAC company, became a larger percentage of our total sales. Sales to Daikin were growing and this coupled with a decline in our total sales resulted in Daikin becoming a 10 percent customer, requiring disclosure in our quarterly and annual reports. Investors became interested in our ability to control more than devices in an entertainment stack, which resulted in more discussion from our perspective and, in turn, questions from investors. However, due to the aforementioned subjectivity around sales channel determinations, we have declined to provide investors and analysts with any channel-specific quantitative revenue information during the earnings calls.

As the household has evolved, transitioning from a primary focus of controlling home entertainment devices to controlling all devices connected to the home network, we too have evolved. Our continued investments in research & development enable us to control all devices connected to the home network on any platform. This versatility blurs the lines between sales channels as exemplified above.

Note 10 – Income Taxes, page 64

2.We note your response to comment 4 and your explanation that the effective tax rate reconciliation line items "Distribution of previously taxed foreign earnings and profits" and "Foreign participation exemption" relate to intercompany dividend income included in pre-tax income that is not taxable. Please clarify for us why these adjustments impact your reconciliation if the intercompany dividends are eliminated in consolidation and excluded from pre-tax book income.

Response:

To clarify the Company’s response to prior comment 4, the intercompany dividends do eliminate on a consolidated worldwide basis. However, at the individual entity level, the U.S. and foreign pre-tax book income includes intercompany dividend income or expense. The rate reconciliation separately discloses the domestic impacts of the dividend income and the foreign impacts of dividend income (expense) to reflect the appropriate tax impacts by jurisdiction and by the nature of the tax impact. The rate reconciliation has no overall net impact; rather, the rate reconciliation is disaggregated to disclose the nontaxable intercompany dividend income on a gross basis in “Distribution of previously taxed foreign earnings and profits" and "Foreign participation exemption".

We acknowledge the Staff’s comment and in future filings, we will provide additional clarity in our rate reconciliation by prospectively disclosing dividend income and expense on a net basis versus gross basis.

United States Securities and Exchange
Commission Division of Corporation Finance
Office of Manufacturing

Form 8-K Furnished February 15, 2024

Exhibit 99 - Reconciliation of Adjusted Non-GAAP Financial Results, page 7

3.We note your response to comment 6 and have the following comments:

•Please revise future filings to remove the non-GAAP adjustments for "Excess manufacturing overhead and factory transition costs" and "Adjustments to acquired tangible assets."

•You indicate that the "Litigation costs" adjustment includes amounts related to Roku "and certain other entities." Tell us the nature of the "other" matters included in this adjustment. Quantify for us the portion of your litigation adjustment related to Roku for each year from 2018 through 2023, as well as the annual litigation expenses excluded from your non-GAAP adjustment for the same period.

Response:

We acknowledge the Staff’s comment and in future disclosures, we will remove the non-GAAP adjustments for "Excess manufacturing overhead and factory transition costs" and "Adjustments to acquired tangible assets".

As noted in our response to prior comment 6, the “Litigation costs” adjustment primarily relates to intellectual property infringement matters involving Roku and certain other entities. These matters include disputes relating to what we believe are infringement of our intellectual property as described in Note 13 to the financial statements in the Form 10-K under “Roku Matters”. The nature of the “other” matters included in the “Litigation costs” adjustment relates to non-recurring legal matters involving internal investigations at our manufacturing plants.
The total GAAP legal expenses, the non-GAAP adjustments related to IP infringement and other non-recurring legal costs and the total non-GAAP adjustments for each of the years ending from 2018 through 2023 are as follows:

(in thousands)	2018	2019	2020	2021	2022	2023
Total GAAP legal expenses	$1,870	$3,778	$7,474	$16,892	$9,154	$4,098

IP infringement	$251	$1,813	$3,901	$15,300	$4,745	$453
Other non-recurring legal costs	-	-	-	-	1,523	1,234
Total non-GAAP adjustment	$251	$1,813	$3,901	$15,300	$6,268	$1,687

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If you have any questions regarding these matters, please do not hesitate to contact me at 1 (480) 530-3000.

Very truly yours,
Universal Electronics Inc.

By:	/s/ Bryan M. Hackworth
Bryan M. Hackworth
Chief Financial Officer